Filed pursuant to 424(b)(3)
Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 1 DATED MAY 5, 2016

TO THE PROSPECTUS DATED APRIL 22, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated April 21, 2016 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Status of Our Public Offering

As of April 29, 2016, we had received gross proceeds of approximately $1.3 billion from the sale of shares of common stock in our primary offering. Based on our current goal to raise approximately $1.825 billion, we estimate that an additional $525 million in shares are available for sale in the primary offering in any combination of Class A shares or Class T shares, pursuant to our ability to reallocate shares from the distribution reinvestment plan to the primary offering prior to the conclusion of this offering.

If our board of directors determines to terminate the offering early or extend the offering for several months in order to meet our capital raising and investment goals, we will notify stockholders by filing a supplement to this prospectus with the SEC.